Administrative Services Contract

THIS AGREEMENT (this "Agreement") is made this ___ day of ______________, 2004, by and between Texas Capital Value Funds,
Inc., a Maryland corporation (the "Fund"), and First Austin Capital Management, Inc., a Delaware corporation (the "Administrator").

WITNESSETH:

WHEREAS, the Fund engages in the business of investing and reinvesting its assets and property in various stocks and securities; and

WHEREAS, the Fund wishes to engage the Administrator to provide, or arrange for the provision of, certain administrative services necessary for the day-to-day operations of the Fund in the manner and on the terms and conditions hereinafter set forth, and the Administrator wishes to accept such engagement.

NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	Administrative Services.  The Administrator shall provide
certain administrative support services to the Fund including establishing and maintaining shareholders' accounts and records, processing purchase and redemption transactions, answering routine client inquiries regarding the Fund, preparing all registration statements, prospectuses, tax returns and proxy statements, valuing the Fund's portfolio daily and calculating the daily net asset value per share, and providing such other administrative services to the Fund as the Fund may reasonably request (collectively, the "Administrative Services"). The Administrator may contract with third parties to perform all or part of the Administrative Services.

2.	(a) Compensation.  As compensation for the Administrative
Services to be rendered to the Fund by the Administrator under the provisions of this Agreement, the Fund shall pay to the Administrator a fee equal to the sum of (i) seven-tenths percent (0.70%) of the amount of assets in the Fund between one dollar ($1.00) and five million dollars ($5,000,000), inclusive, plus (ii) five-tenths percent (0.50%) of the amount of assets in the Fund between five million and one dollars ($5,000,001.00) and thirty million dollars ($30,000,000), inclusive, plus (iii) twenty-eight hundredths percent (0.28%) of the amount of assets in the Fund between thirty million and one dollars ($30,000,001) and one hundred million dollars ($100,000,000), inclusive, plus (iv) twenty-five hundredths percent (0.25%) of the amount of assets in the Fund between one hundred million and one dollars ($100,000,001) and two hundred million dollars ($200,000,000), inclusive, plus (v) twenty hundredths percent (0.20%) of the amount of assets in the Fund in excess of two hundred and one million dollars ($200,000,001), inclusive (all assets in the Fund for the purposes of this Paragraph to be rounded to the nearest dollar prior to the computation of any fee owed). Such fees shall be accrued daily and be payable monthly in arrears on the first day of each calendar month. Accruals of fees to the Administrator shall begin on the execution date of this Agreement. All fee accruals are accounted separately for each series.

(b)	Expenses.  All costs, with the exception of extraordinary legal expenses (as determined by the Board of Directors of the Fund), brokerage commissions, custodial charges based upon transactions in the portfolio of the Fund and marketing expenses, will be borne by the Administrator as part of this Agreement. In addition, the Administrator shall absorb all the organization costs for the Fund as determined by the Board of Directors of the Fund.

	In the conduct of the respective businesses of the parties hereto and in the performance of this Agreement, the Fund and the Administrator may share common facilities and personnel common to each. The entire cost to the Fund for the use of common facilities and personnel will be borne by the Administrator as part of this Agreement.

	If any Fund expenses which the Administrator has agreed to bear hereunder are incurred by the Fund pursuant to separate agreements with third parties, the Fund shall provide the Administrator with copies of such agreements and any amendments thereto and shall either bill the Administrator for the costs insured by the Fund thereunder or direct the Administrator to pay any such costs incurred directly to the third parties involved as provided by the applicable agreements.

3.	Books and Records.  All books and records prepared and maintained by the Administrator for the Fund under this Agreement shall be the property of the Fund and, upon request therefore, the Administrator shall surrender to the Fund such books and records so requested.

4.	Non-Exclusive.  The services to be rendered by the Administrator to the Fund under this Agreement are not to be deemed to be exclusive, and the Administrator shall be free to render similar or different services to other investment companies and other third parties so long as its ability to render the services provided for in this Agreement shall not be impaired thereby.

5.	Term.  This agreement shall remain in effect until no later than the first annual meeting of the Fund's Board of Directors following the Agreement's initial adoption, and from year to year thereafter, provided such continuance is approved at least annually by the vote of a majority of the directors of Fund who are not parties to this Agreement or "interested persons" (as defined in the 1940 Act) of any such party.

6.	Termination.  This Agreement may be terminated at any time upon sixty
(60) days prior written notice, without the payment of any penalty, by the Fund's Board of Directors or by vote of a majority of the outstanding voting securities of the Fund.

7.	Fidelity Bond.  As part of this Agreement, the Adminstrator shall bear the cost of the fidelity bond required to be maintained by the Fund for employees, officers, or directors of the Administrator who have access to the Fund's securities or cash. Such bond must protect the Fund against loss from larceny and embezzlement under the Act, and, in compliance with Rule 17g-1 under the 1940 Act.

8.	Liability of the Administrator.  The Administrator shall not be liable for any error of judgment or of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its obligations and duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

9.	Notices.  Any notice required or permitted to be given hereunder must be in writing and may be given by personal delivery or by mail, and if given by mail shall be deemed sufficiently given if sent by registered or certified mail addressed to the party to be notified at the following applicable address:

	The Fund:

	Texas Capital Value Funds, Inc.
	6300 Bridgepoint Parkway
	Building 2 - Suite 105
	Austin, Texas  78730

	The Administrator:

	First Austin Capital Management, Inc.
	6300 Bridgepoint Parkway
	Building 2 - Suite 105
	Austin, Texas  78730

	Either party may specify a different address for notice purposes by written notice to the other.

10.	Governing Law.  This Agreement is executed and delivered in the
State of Texas and shall be governed by the laws of Texas and the 1940 Act.

11.	Entire Agreement.  This Agreement constitutes the entire agreement between the parties and terminates and supersedes all prior understandings or agreements on the subject matter hereof. No conditions or warranties shall be implied herefrom unless expressly set forth herein. This Agreement may be modified only by a future writing that is duly executed by both parties.

12.	Severability.  If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.

13.	Waiver.  Waiver by either party of any breach of any term, covenant or condition in this Agreement shall not be deemed to be a waiver of any subsequent breach of the same or any other term, covenant or condition herein contained, nor shall any custom or practice which may grow up between the parties in the administration of the terms hereof be deemed a waiver of or in any way affect the right of each party to insist on the performance of the other party in strict accordance with said terms.

14.	Attorneys' Fees.  In the event of any litigation or arbitration between the parties with respect to this Agreement, all costs and expenses, including, without limitation, actual professional fees such as accountants' and attorneys' fees, incurred by the prevailing party, shall be paid by the other party, which obligation on the part of the other party shall be deemed to have accrued on the date of the commencement of such action and shall be enforceable whether or not the action is prosecuted to judgement.

15.	Mandatory Arbitration.  All disputes arising under this Agreement shall be arbitrated pursuant to the Commercial Arbitration Rules of the American Arbitration Association.

16.	 Independent Counsel.  The parties acknowledge that they have had the opportunity to consult with independent counsel of their own choosing in the negotiation and execution of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date and year first above written.

Texas Capital Value Fund, Inc.,
a Maryland corporation




By______________________________
	Mark A. Coffelt, President


First Austin Capital Management, Inc.,
a Delaware corporation


By_____________________________
	Mark A. Coffelt, President